EXHIBIT 23.1

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We have issued our report dated March 3, 2000 (except for Note 12, as to which the date is March 7, 2000) accompanying the financial statements of MCS, Inc. as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999. We hereby consent to the inclusion of said report which appears in the Current report on Form 8-K/A of Simione Central Holdings, Inc., relating to MCS, Inc.'s above described financial statements. We also hereby consent to the incorporation of our report included in this Form 8-K/A into the Company's previously filed Registration Statements on form S-8 (File No. 33-97772, File No. 333-51869, and File No. 333-70811).



/s/ Grant Thornton LLP
Boston, Massachusetts
May 18, 2000

                                   APPENDIX A

                          INDEX TO FINANCIAL STATEMENTS



FINANCIAL STATEMENT                                                       PAGE

Report of Grant Thornton LLP Independent Certified Public Accountants .....F-2
MCS, Inc. Balance Sheets...................................................F-3
MCS, Inc. Statements of Income.............................................F-4
MCS, Inc. Statements of Stockholder's Equity (Deficit).....................F-5
MCS, Inc. Statement of Cash Flows..........................................F-6
Notes to Financial Statements..............................................F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of MCS, Inc.:

     We have audited the accompanying balance sheets of MCS, Inc. as of December 31, 1999 and 1998, and the related statements of income, stockholder's equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCS, Inc. as of December 31, 1999, and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                             GRANT THORNTON LLP

Boston, Massachusetts
March 3, 2000
(except for Note 12 as to which the date is March 7, 2000)

                                    MCS, INC.

                                 BALANCE SHEETS


                                        December 31,
                                        ------------
                                  1999                1998
                                  ----                ----
                                    (Dollars in Thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents           $    47           $   60
Accounts receivable - net             4,104            3,837
Unbilled accounts receivable            224              286
Inventories                             149              264
Other current assets                    124               68
                                     ------          -------

         Total current assets         4,648            4,515

Property and equipment -- net           920              501
Capitalized software - net              178              240
Other assets                            950               23
                                    -------            ------
         Total assets                $6,696            $5,279
                                    =======            ======


LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable                     $1,137          $   856
Deferred revenue                      2,908            3,150
Customer deposits                       419              689
Accrued commissions                     392              787
Payable to parent company               673               --
Other accrued liabilities               662              778
                                     ------           -------

         Total current liabilities    6,191            6,260
                                      =====          ========

STOCKHOLDER'S EQUITY (DEFICIT):
Common stock -- par value $1 per share,
         1,000 shares issued              1                 1
Paid in capita                        1,260               230
Accumulated deficitv                   (756)           (1,212)
                                     -------          --------
         Total stockholder's
         equity (deficit)               505              (981)
                                     -------          --------

         Total liabilities and
         stockholder's deficit     $  6,696           $ 5,279
                                    ========          ========

See Accompanying Notes To Financial Statements.

                                   MCS, INC.

                              STATEMENTS OF INCOME

                                               For the Years Ended December 31,
                                               --------------------------------
                                              1999           1998           1997
                                              ----           ----           ----
                                         (In Thousands, Except Share and Per Share Data)

Net service revenues                        $16,648       $14,901         $15,433
Cost of service revenues                     10,292         9,225           8,885
                                            ---------    ---------       ---------

Gross profit                                  6,356         5,676           6,548

Selling expense                               2,714         2,223           1,924
General and administrative expense            1,593         1,557           1,735
New product development                       1,322           231               -
                                            ---------    ---------       ---------

Operating profit                                727         1,665           2,889

Other income (expense), net                      45            47              74
                                           ---------     ---------       ---------

Income from continuing operations
         before taxes                           772         1,712           2,963
Income taxes                                    306           686           1,195
                                           ---------     ---------       ---------
Income from continuing operations              $466        $1,026          $1,768

Discontinued operations:
Income from operations of
         discontinued segment before taxes      251           671             401
Applicable income tax expense                   100           268             160
                                           ---------     ---------       ---------
Income from operations of
         discontinued segment                   151           403             241
                                           ---------     ---------       ---------
         Net income                            $617        $1,429          $2,009
                                           =========     =========       =========
Basic and diluted weighted average
         shares outstanding                   1,000         1,000           1,000
                                           =========     =========       =========

Basic and diluted earnings per share:
         Continuing Operations                $466         $1,026          $1,768
         Discontinued Operations               151            403             241
                                           ---------     ---------       ---------
                                              $617         $1,429          $2,009
                                           =========     =========       =========

See Accompanying Notes To Financial Statements.

                                    MCS, INC.

                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                     Common   Paid In     Accumulated
                                                     Stock    Capital     Deficit         Total
                                                     -----    -------     -------         -----
                                                                (Dollars In Thousands)

Balance (Deficit) December 31, 1996                    $1       $230        ($1,543)     ($1,312)
         Net income                                                           2,009        2,009
         Dividends paid                                                      (2,337)      (2,337)
                                                  ----------   ----------   ----------  ----------
Balance (Deficit) December 31, 1997                    $1       $230        ($1,871)     ($1,640)

         Net income                                                           1,429        1,429
         Dividends paid                                                        (770)        (770)
                                                  ----------   ----------   ----------  ----------
Balance (Deficit) December 31, 1998                    $1       $230        ($1,212)       ($981)

         Net income                                                             617          617
         Distribution of ProfitWorks Division                     80                          80
         Contribution to Paid in Capital                         950                         950
         Dividends paid                                                        (161)        (161)
                                                  ----------   ----------   ----------  ----------
Balance (Deficit) December 31, 1999                    $1      $1,260         ($756)        $505
                                                  ==========   ==========   ==========  ==========

See Accompanying Notes To Financial Statements.


                                    MCS, INC.

                             STATEMENT OF CASH FLOWS

                                                             For The Years Ended December 31,
                                                             --------------------------------
                                                             1999             1998              1997
                                                             ----             ----              ----
                                                                      (Dollars in Thousands)
Cash Flows From Operating Activities:
Net income                                                   $617             $1,429            $2,009
Adjustments to reconcile net income to net
     cash provided by (used in) operating activities:
     Depreciation and amortization                            240                194               119
     Provision for losses on accounts
     receivable, net of write-offs                             --                163                85
Changes  in  assets  and  liabilities   net  of  effects
     of  acquisitions   and dispositions:
Accounts receivable                                          (267)              (266)             (455)
Unbilled accounts receivable                                   62                (38)              (74)
Inventory                                                     115                129                37
Accounts payable                                              281               (251)              288
Other liabilities                                             557                 89               120
Deferred revenue                                             (242)               (55)              306
Customer deposits                                            (270)                30                --
Accrued commissions                                          (395)               (87)               76
Other assets                                                 (983)               (19)               (2)
                                                          ----------         ----------        ----------
    Net cash provided by (used in) operating activities      (285)              1,318            2,509
                                                          ----------         ----------        ----------

Cash Flows From Investing Activities:
Capital expenditures - Continuing Operations                 (597)               (527)            (158)
Capital expenditures - Discontinued operations                 --                  (1)              (8)
                                                          ----------         ----------        ----------
     Net cash used in investing activities                   (597)               (528)            (166)
                                                          ----------         ----------        ----------

Cash Flows From Financing Activities:
     ProfitWorks Distribution                                  80                  --               --
     Contribution to paid in capital                          950                  --               --
     Dividends paid                                          (161)               (770)           (2,337)
                                                          ----------         ----------        ----------
Net cash provided by (used in) financing activities           869                (770)           (2,337)
                                                          ----------         ----------        ----------

     Net increase (decrease) in cash and cash equivalents     (13)                 20                 6
Cash and cash equivalents -- beginning of period               60                  40                34
                                                          ----------         ----------        ----------
Cash and cash equivalents -- end of period                    $47                 $60               $40
                                                          ==========         ==========        ==========

See Accompanying Notes To Financial Statements.


                                    MCS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description Of Business
-----------------------

     MCS, Inc. (the Company) provides information systems and services to the home health care industry under the name MestaMed.

     The Company is a wholly owned subsidiary of Mestek, Inc. ("Mestek"), a public company traded on the New York Stock Exchange. Inter-company transactions between Mestek and the Company are generally limited to management fees, federal income tax allocations, cash advances and cash distributions. The net effect of cash flows between Mestek and the Company, whether net contributions from Mestek or net distributions to Mestek, are reflected at year-end in the Stockholder's Equity section of the Company's balance sheet as paid in capital or inter-company dividends, respectively. At interim periods, the net effect of such cash flows is generally recorded as an open intercompany account.

     Mestek, Inc. and MCS, Inc. have maintained a long standing practice relative to consolidated federal income tax allocations under which a portion of Mestek's consolidated federal income tax liability, including as appropriate deferred taxes, is allocated to MCS, Inc. each year and is recorded by both entities as an inter-company receivable/payable. Mestek, Inc. and Simione Central Holdings, Inc. ("Simione") have agreed pursuant to the Merger Agreement, as more fully described in Note 12, to continue this practice through the date of the closing. Similarly, an allocation of Mestek's corporate overhead is recorded by both parties on a monthly basis through the intercompany account. Pursuant to the Merger Agreement, Mestek and Simione agreed that monthly management fees will continue through the date of the closing.

Use Of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
-------------------

     In 1998, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition", which supersedes SOP-91. The adoption of SOP 97-2 did not have a material impact on the Company's Financial Statements.

     The Company typically delivers its principal product, MestaMed, in the form of bundled, turnkey systems, including hardware, software, and first year software maintenance and support. The Company typically recognizes revenues for these systems upon receipt of a signed purchase agreement, payment of a 20% deposit, and delivery of the system. Total payment for these systems is fixed, determinable, and probable. These systems do not typically require significant post-delivery obligations. The Company's revenue recognition method for MestaMed is in accordance with the "residual value method" as provided in SOP 98-9.

     Revenues for post-contract customer support are recognized ratably over the term of the support period, which is typically one year. Post contract customer support fees typically cover incremental product enhancements, "bug fixes", etc. Separate fees are charged for new modules, additional users, and migrations to different operating system platforms.

     Subsequent to system shipment, the Company frequently delivers a variety of
add-on  software  and  hardware  components.   Revenues  from  these  sales  are
recognized upon shipment.

     In addition to software licenses, software maintenance and support, and related hardware, the Company also provides a number of ancillary services including training, consulting and after-hours support. Revenues from such services are recognized monthly as such services are performed.

     Unbilled receivables typically represent revenues from ancillary services performed and earned in the current period but not billed until subsequent periods, usually within one month.

Property And Equipment
----------------------

     Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

Software Development Expenses
-----------------------------

     SFAS No. 86 requires that software development costs incurred subsequent to the establishment of technological feasibility for the product be capitalized. The Company has no capitalized development costs.

New Accounting Standards
------------------------

     Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income. For the years ended December 31, 1999, 1998, and 1997, respectively, the components of other comprehensive income were not material.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 131, which was effective for fiscal years beginning after December 15, 1997. SFAS 131 requires, in general, a "management approach" rather than an "industry approach" to the disclosure of segment information. The Company adopted SFAS 131 in 1998 and prepared its segmental reporting accordingly as reflected in Note 9 to the Financial Statements.

Reclassification
----------------

     Reclassifications are made periodically to previously issued financial statements to conform to the current year presentation.

2.   INVENTORIES

     Inventories consist principally of computer equipment held for resale and related operating system licenses. Inventories are valued at the lower of cost or market.

3.   PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                   DECEMBER 31,              DEPRECIATION AND
                                                             AMORTIZATION
                                                             ESTIMATED
                                 1999         1998           USEFUL LIVES
                                 ----         ----           -------------------

Furniture and Fixtures           $315,000    $180,000        10 years
Computer equipment              1,483,000   1,021,000        5 years
                                ---------   ---------
                                1,798,000   1,201,000

Accumulated depreciation         (878,000)   (700,000)
                                ----------  ----------
                                 $920,000    $501,000
                                ==========  ==========

     Depreciation expense was $178,000, $128,000 and $100,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

4.   CAPITALIZED SOFTWARE

     In June 1999, the Company entered into an agreement with Winfield Software, Inc. to develop specifications and design layouts for Phase I of a new generation of MestaMed. Phase I is intended to produce a next-generation version of MestaMed comprising billing and operational functionality targeted to home medical equipment providers. Phase I is divided into two stages.

     The first stage, incorporating the specifications and design layout was produced by Winfield Software, at a cost of $300,000, which amount was expensed as New Product

Development expense in 1999. At the conclusion of the first stage, the Company expects that technological feasibility will have been established and, accordingly, the second stage of the development project, which is expected to cost approximately $1,200,000, will begin. The second stage will consist of implementing the specifications and generating the software code. It is expected that the second stage will be completed prior to December 31, 2000. In accordance with SFAS No. 86, the Company expects to capitalize and amortize the cost of the second stage over an appropriate period.

     The Company's capitalized software represents Mentor/CBT, a computer-based training tool and content set acquired from a third party in February 1998 at a cost of approximately $213,000. Mentor/CBT is being amortized over sixty months using the straight-line method. Mentor/CBT is used by the Company to develop and organize training programs and other CBT (computer-based training) content to assist in the implementation of MestaMed and other software applications.

5.   INCOME TAXES

     The Company accounts for income taxes using the asset/liability method, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities.

     Income Tax Expense consisted of the following:

                                   1999             1998              1997
                                   ----             ----              ----
                                            (Dollars in Thousands)

Current federal income tax      $   239           $   534          $   936
Current state income tax             67               152              259
                               ----------        ----------       ---------
                                $   306           $   686          $ 1,195
                               ==========        ==========       =========

     Total Income Tax Expense was essentially equal to "expected" income tax expense computed by applying the U.S. Federal Income Tax rate of 35 percent, and related state corporate income tax rates, to earnings before income tax.

     Deferred income tax assets and liabilities were not material at December 31, 1999, 1998, or 1997.

     For Federal Income Tax purposes,  the Company files a  consolidated  return
with  its  parent,   Mestek,   Inc.   The   Company's   income  tax   provision,
notwithstanding, is computed on a stand-alone basis.

6.   STOCKHOLDER'S EQUITY (DEFICIT)

     The Company has authorized common stock of 1,000 shares with a par value of $1 per share. One thousand shares are issued and outstanding and are held by Mestek, Inc. as of December 31, 1999, 1998, and 1997. The Company's authorized common stock was increased on March 7, 2000 in connection with the Merger Agreement as more fully explained in Note 12.


7.   LEASES

     The Company leases office space in suburban Pittsburgh, Pennsylvania on an operating lease basis. In addition to a basic annual rent, the Company is obligated to pay property taxes on the premises to the extent they exceed those in effect in 1990. No such excess occurred in either 1999, 1998 and 1997.

     Rent expense under the lease totaled $457,000, $302,000, and $252,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

     Future minimum lease payments under the lease agreement as of December 31, 1999 are as follows:

                                                  Operating
Year ending December 31,                          Leases
-----------------------                           ------
         2000                                     $353,000
         2001                                      362,000
                                                   -------
         Total minimum lease payments             $715,000
                                                  ========

8.   EMPLOYEE BENEFIT PLAN

     The Company maintains a qualified defined contribution target benefit pension plan, which covers substantially all of its employees. Pension costs are accrued annually based on contributions earned by participants under plan provisions. The total expense related to this plan for the twelve months ended December 31, 1999, 1998, and 1997 was $124,000, $88,000, and $65,000,
respectively.

     The Company maintains bonus plans for its officers and other key employees. The plans generally allow for annual bonuses for individual employees based upon the operating results of related profit centers in excess of a percentage of the Company's investment in the respective profit centers.

     The Company maintains a qualified 401(k) Plan for its employees who choose to participate. Participants may elect to have up to fifteen percent (15%) of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. Participants may also elect to make nondeductible voluntary contributions up to an additional ten percent (10%) of their gross earnings each year within the legal limits. The Company contributes $0.25 of each $1.00 deferred by participants and deposited to the Plan not to exceed one and five tenths percent (1.5%) of an employee's compensation. The Company does not match any amounts for withholdings from participants in excess of six percent (6%) of their compensation or for any nondeductible voluntary contributions. Contributions are funded on a current basis. Employer contributions to the Plan were $76,438, $66,704, and $60,004, for the years ended December 1999, 1998, and 1997, respectively.


9.   SEGMENT INFORMATION

     The Company has only one reportable segment, MestaMed, which develops computer software for the home health care and durable medical equipment marketplaces. As more fully described in Note 11, the Company's former ProfitWorks Segment was distributed to Mestek, Inc. on September 1, 1999. The results of operations for the ProfitWorks segment prior to that date are accounted for under Discontinued Operations in accordance with APB 30.


10.  RELATED PARTY

     The Company is a wholly owned subsidiary of Mestek, Inc. (the Parent) a public company traded on the New York Stock Exchange. As such, the Company has historically distributed substantially all of its free cash flow to the Parent in the form of an annual dividend. The Company's historical access to capital has been through an open intercompany account with the Parent. As described in
Note 1, at interim dates the Company reports its net cash flow activity to or from the Parent as an open intercompany payable or receivable as appropriate.


11.  DISCONTINUED OPERATIONS

     On September 1, 1999, the Company distributed to its parent, Mestek, Inc., substantially all of the operating assets and liabilities, including product warranty obligations, of its former ProfitWorks segment. The ProfitWorks segment develops and markets software for the building supplies distribution marketplace. ProfitWorks modules include order entry, inventory control, billing, accounts receivable and general ledger. ProfitWorks does not participate in the health care information systems marketplace. The Company has accounted for the operations of ProfitWorks prior to that date as a discontinued operation in accordance with APB 30. The liabilities distributed by the Company and assumed by Mestek, Inc. exceeded the accounting basis of the assets distributed to Mestek, Inc. by $80,000. The Company has accounted for this difference as a contribution to Paid in Capital on September 1, 1999. Corporate overhead costs originally allocated to the Discontinued Operations of ProfitWorks have been reallocated to the remaining MestaMed business in the accompanying financial statements, in accordance with APB 30 and are illustrated in the following table.

                                                  Year Ended
                                                  December 31,
                                                  ------------
                                        1999          1998         1997
                                        ----          ----         ----
                                              (dollars in thousands)

Revenues from Discontinued Segment      $942         $1,729        $1,596
Overhead reallocated to MestaMed        $168           $166          $182

     ProfitWorks' assets are included in the Company's historical balance sheets presented herein as follows:

                                                  December 31,
                                                  ------------
                                        1999           1998         1997
                                        ----           ----         ----

                                        $0             $434         $350
                                        ====           ====         ====


12.  MERGER

     On May 26, 1999, Mestek entered into an agreement, (The Merger Agreement), to merge its wholly owned subsidiary, MCS, Inc. (MCS) into Simione Central Holdings, Inc. (Simione). Simione is a provider of information systems and services to the home health care industry supplying information systems, consulting and agency support services to customers nationwide. Simione provides freestanding, hospital based and multi-office Home Health Care Providers (including certified, private duty, staffing, HME, IV therapy, and hospice) with information solutions that address all aspects of home care operations. Simione maintains offices nationwide and is headquartered in Atlanta, Georgia.

     Under the terms of the Merger Agreement, for every share of outstanding Simione common stock, Simione would issue .85 shares of its common stock to Mestek. As a result, Mestek would own, based on the number of Simione common shares outstanding at the date of the Agreement, approximately 46% of Simione after the merger is completed. On August 12, 1999, Simione, with Mestek's consent, acquired all of the outstanding common stock of CareCentric Solutions, Inc. for $200,000 and acquired all of the Preferred Stock of CareCentric Solutions, Inc. in return for 3.1 million newly issued shares of Simione Series A Preferred Stock, which may be converted on a one for one basis into Simione common shares upon consent of a majority of the Simione shareholders. In March 2000, such consent was obtained, and the Series A Preferred Stock was converted into comon stock. As a result Mestek would expect to own, barring other changes in the capital structure of Simione, approximately 38% of Simione after the merger is completed. Under the terms of the Merger Agreement, MCS's ProfitWorks segment was distributed to Mestek on September 1, 1999.

     On September 9, 1999, Mestek announced that it had entered into an amendment to the Plan and Agreement of Merger dated May 26, 1999 (the "Amendment") between Simione Central Holdings, Inc. ("SCHI"), Mestek, and its wholly-owned subsidiary, MCS, Inc. ("MCS"), whereby the shares of common stock of MCS will be distributed to the Mestek common


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

shareholders in a spin-off transaction (the Spin-off), and MCS will then be merged with and into SCHI, (the Merger). The Spin-off and the Merger were completed on March 7, 2000, after shareholders approval. Coincident with the merger, Simione effected a 1 for 5 reverse stock split in order to meet NASDAQ listing requirements.

     In connection with the Amendment, Mestek loaned to SCHI a total of $4,000,000 on a short-term basis, $3,000,000 of which was outstanding as of December 31, 1999. Upon the closing (March 7, 2000) of the above-mentioned merger, the $4,000,000 loan was canceled, and Mestek contributed an additional $2,000,000 to the capital of SCHI in return for newly issued Series B Preferred Stock of SCHI. The Series B Preferred Stock issued to Mestek has voting rights equivalent to 11.2 million shares, on a pre-split basis, of SCHI common stock. Mestek also received as part of it capital contribution to SCHI a warrant for the subsequent purchase of 2 million shares, on a pre-split basis, of SCHI common stock. The Amendment also provided, upon consummation of the merger, for the appointment to the SCHI Board of Directors of six individuals designated by Mestek, and the obligation of the Mestek Major Shareholders (as defined in the Amendment) to vote for the nominees to the SCHI Board of Directors for eighteen months after the effective date of the merger.

     On October 25, 1999, Mestek announced that it had entered into a second amendment to the Agreement (the "Second Amendment"), which was entered into to clarify provisions in the merger agreement relating to the appointment of designees of the MCS stockholders and designees of Simione to Simione's board of directors during the 18 month period after completion of the merger and the right of a majority of such MCS designees to remove any MCS designee from the board during such 18 month period.

     Mestek also loaned Simione $850,000 on November 11, 1999 on a short-term basis. Upon consummation of the merger, the loan was converted to $850,000 of newly issued Series C Preferred Stock. The Series C Preferred stock has voting rights equal to 850,000 shares, on a pre-split basis, of SCHI common stock.

     The merger of MCS with and into Simione will be accounted for as a reverse merger due to the fact that the MCS stockholders will effectively hold more than 50% of the value of all equity securities and more than 50% of the common shareholder votes of the merged entity through the effect of the Series B Preferred Stock mentioned above. Accordingly, MCS will be treated as the deemed acquirer, notwithstanding its technical dissolution, and Simione will be treated as the acquired entity in accordance with APB 16. As of December 31, 1999 Mestek had paid, on MCS's behalf, legal, accounting and other transaction costs related to the merger of $950,000, which amount has been reflected herein as a contribution to MCS's paid in capital. Such costs have been capitalized in connection with the accounting for the merger under APB 16.


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